                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 12)

                    Under the Securities Exchange Act of 1934



                                 AutoZone, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   053332-10-2
        ----------------------------------------------------------------
                                 (CUSIP Number)

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                December 6, 2001
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box 9.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------------------------
CUSIP No.  053332-10-2
-----------------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Partners, L.P.
                       22-2875193
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                14,187,369
            NUMBER OF                 ------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                            0
              EACH                    ------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                              14,187,369
                                      ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                                0
--------------------------------------------------------------------------------
               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          29,342,265
--------------------------------------------------------------------------------
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          [ ]

                          N/A
--------------------------------------------------------------------------------
               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          27.22% (1)
--------------------------------------------------------------------------------
               14   TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

(1) Based on 107,807,339 shares of common stock issued and outstanding as of October 15, 2001, as disclosed in the Issuer's Annual Report on Form 10-K for fiscal year ended August 25, 2001, filed with the SEC on November 16, 2001.

-----------------------------------------
CUSIP No.  053332-10-2
-----------------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Limited, a Bermuda corporation
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Bermuda
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                3,149,422
            NUMBER OF                 ------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                            0
              EACH                    ------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                              3,149,422
                                      ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                                0
--------------------------------------------------------------------------------
               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          29,342,265
--------------------------------------------------------------------------------
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          [ ]

                          N/A
--------------------------------------------------------------------------------
               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          27.22% (1)
--------------------------------------------------------------------------------
               14   TYPE OF REPORTING PERSON

                          CO
--------------------------------------------------------------------------------

(1) Based on 107,807,339 shares of common stock issued and outstanding as of October 15, 2001, as disclosed in the Issuer's Annual Report on Form 10-K for fiscal year ended August 25, 2001, filed with the SEC on November 16, 2001.

-----------------------------------------
CUSIP No.  053332-10-2
-----------------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Institutional Partners, L.P., a Delaware limited partnership
                       06-1456821
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                472,997
            NUMBER OF                 ------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                            0
              EACH                    ------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                              472,997
                                      ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                                0
--------------------------------------------------------------------------------
               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          29,342,265
--------------------------------------------------------------------------------
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          [ ]

                          N/A
--------------------------------------------------------------------------------
               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          27.22% (1)
--------------------------------------------------------------------------------
               14   TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

(1) Based on 107,807,339 shares of common stock issued and outstanding as of October 15, 2001, as disclosed in the Issuer's Annual Report on Form 10-K for fiscal year ended August 25, 2001, filed with the SEC on November 16, 2001.

-----------------------------------------
CUSIP No.  053332-10-2
-----------------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       ESL Investors, L.L.C., a Delaware limited liability
                       company
                       13-4095958
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                1,521,365
            NUMBER OF                 ------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                            0
              EACH                    ------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                              1,521,365
                                      ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                                0
--------------------------------------------------------------------------------
               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          29,342,265
--------------------------------------------------------------------------------
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          [ ]

                          N/A
--------------------------------------------------------------------------------
               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          27.22% (1)
--------------------------------------------------------------------------------
               14   TYPE OF REPORTING PERSON

                          CO
--------------------------------------------------------------------------------

(1) Based on 107,807,339 shares of common stock issued and outstanding as of October 15, 2001, as disclosed in the Issuer's Annual Report on Form 10-K for fiscal year ended August 25, 2001, filed with the SEC on November 16, 2001.

-----------------------------------------
CUSIP No.  053332-10-2
-----------------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Acres Partners, L.P., a Delaware limited partnership 06-1458694
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                8,395,557
            NUMBER OF                 ------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                            0
              EACH                    ------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                              8,395,557
                                      ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                                0
--------------------------------------------------------------------------------
               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          29,342,265
--------------------------------------------------------------------------------
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          [ ]

                          N/A
--------------------------------------------------------------------------------
               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          27.22% (1)
--------------------------------------------------------------------------------
               14   TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

(1) Based on 107,807,339 shares of common stock issued and outstanding as of October 15, 2001, as disclosed in the Issuer's Annual Report on Form 10-K for fiscal year ended August 25, 2001, filed with the SEC on November 16, 2001.

-----------------------------------------
CUSIP No.  053332-10-2
-----------------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Marion Partners, L.P., a Delaware limited partnership 06-1527654
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                1,124,840
            NUMBER OF                 ------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                            0
              EACH                    ------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                              1,124,840
                                      ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                                0
--------------------------------------------------------------------------------
               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          29,342,265
--------------------------------------------------------------------------------
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          [ ]

                          N/A
--------------------------------------------------------------------------------
               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          27.22% (1)
--------------------------------------------------------------------------------
               14   TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

(1) Based on 107,807,339 shares of common stock issued and outstanding as of October 15, 2001, as disclosed in the Issuer's Annual Report on Form 10-K for fiscal year ended August 25, 2001, filed with the SEC on November 16, 2001.

-----------------------------------------
CUSIP No.  053332-10-2
-----------------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Blue Macaw Partners, L.P., a Delaware limited partnership 06-1573985
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       WC
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                488,350
            NUMBER OF                 ------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                            0
              EACH                    ------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                              488,350
                                      ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                                0
--------------------------------------------------------------------------------
               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          29,342,265
--------------------------------------------------------------------------------
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          [ ]

                          N/A
--------------------------------------------------------------------------------
               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          27.22% (1)
--------------------------------------------------------------------------------
               14   TYPE OF REPORTING PERSON

                          PN
--------------------------------------------------------------------------------

(1) Based on 107,807,339 shares of common stock issued and outstanding as of October 15, 2001, as disclosed in the Issuer's Annual Report on Form 10-K for fiscal year ended August 25, 2001, filed with the SEC on November 16, 2001.

-----------------------------------------
CUSIP No.  053332-10-2
-----------------------------------------

--------------------------------------------------------------------------------
      1       NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Edward S. Lampert
--------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------
      4       SOURCE OF FUNDS

                       OO
--------------------------------------------------------------------------------
      5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)                                          [ ]

                       N/A
--------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.
--------------------------------------------------------------------------------
                                      7      SOLE VOTING POWER

                                                2,365
            NUMBER OF                 ------------------------------------------
             SHARES                   8      SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                            0
              EACH                    ------------------------------------------
           REPORTING                  9      SOLE DISPOSITIVE POWER
             PERSON
              WITH                              2,365
                                      ------------------------------------------
                                      10      SHARED DISPOSITIVE POWER

                                                0
--------------------------------------------------------------------------------
               11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          29,342,265
--------------------------------------------------------------------------------
               12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                    CERTAIN SHARES                                          [ ]

                          N/A
--------------------------------------------------------------------------------
               13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          27.22% (1)
--------------------------------------------------------------------------------
               14   TYPE OF REPORTING PERSON

                          IN
--------------------------------------------------------------------------------

(1) Based on 107,807,339 shares of common stock issued and outstanding as of October 15, 2001, as disclosed in the Issuer's Annual Report on Form 10-K for fiscal year ended August 25, 2001, filed with the SEC on November 16, 2001.

         This Amendment No. 12 to Schedule 13D (this "Amendment") amends and supplements the Schedule 13D (as previously amended) filed by ESL Partners, L.P., a Delaware limited partnership ("ESL"), ESL Limited, a Bermuda corporation ("Limited"), ESL Institutional Partners, L.P., a Delaware limited partnership ("Institutional"), ESL Investors, LLC, a Delaware limited liability company ("Investors"), Acres Partners, L.P., a Delaware limited partnership ("Acres"), Marion Partners, L.P., a Delaware limited partnership ("Marion"), Blue Macaw Partners, L.P., a Delaware limited partnership ("Blue Macaw") and Edward S. Lampert, a U.S. citizen ("Mr. Lampert"), by furnishing the information set forth below. ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw and Mr. Lampert are collectively defined in this Amendment as the "Filing Persons." Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the
Schedule 13D previously filed with the Securities and Exchange Commission.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended as follows:

         Mr. Lampert, a director of the Issuer, owns an aggregate of 2,365 Shares, which he received directly from the Issuer pursuant to the Issuer's director compensation plan.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is hereby amended and restated in its entirety as follows:

         On December 6, 2001 the Filing Persons sold 1,345,000 Shares in the aggregate in accordance with the exemption from the registration requirements of the Securities Act of 1933, as amended (the "1933 Act"), provided by Rule 144 ("Rule 144"). Following this transaction, the Filing Persons continue to hold 29,342,265 Shares which is approximately 27.22% of the shares outstanding as of October 15, 2001 as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended August 25, 2001, filed with the SEC on November 16, 2001.

         The Filing Persons initially purchased Shares in 1997. The Filing Persons conducted this sale as a means of diversifying its portfolio holdings. Edward S. Lampert, a member of the Filing Persons, continues to serve as a Director of the Issuer.

         ESL Investments, Inc., on behalf of itself and its affiliates (including the Filing Persons) entered into a letter agreement, dated October 10, 2000, with the Issuer in connection with the Board of Directors' decision to terminate a rights plan which was adopted earlier that year. This letter agreement provides that to the extent the Filing Persons acquire additional shares of the Company after October 20, 2000 (the date the rights plan expired) and before April 1, 2004, the Filing Persons have agreed to not vote (or issue written consents with respect to) such shares prior to April 1, 2004, unless the Board of Directors otherwise permits. The Filing Persons are currently entitled to vote 20,781,902 shares or 19.28% of the shares, which were reported as outstanding as of October 15, 2001.

         The Filing Persons intend to review on a continuing basis their investment in the Issuer. Depending upon the factors discussed below, the Filing Persons may acquire additional Shares; may sell all or part of their Shares, pursuant to Rule 144, in privately negotiated transactions, or in sales registered under the 1933 Act; may distribute Shares to various of its partners; or may engage in any combination of the foregoing. Further, the Filing Persons may enter into derivative transactions or alternative structures with respect to the Shares. Any open market or privately negotiated purchases, sales, distributions or other transactions may be made at any time without additional prior notice.

         Any alternative that the Filing Persons may pursue will depend upon a variety of factors, including without limitation, current and anticipated future trading prices of the Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions, other investment and business opportunities available to the Filing Persons, general stock market and economic conditions, tax considerations and other factors.

         Although the foregoing reflects activities presently contemplated by the Filing Persons with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that any of the Filing Persons will take any of the actions set forth above. Except as set forth above, the Filing Persons have no plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended in its entirety as follows:

         (a) Pursuant to that certain Joint Filing Agreement, entered into by and among the Filing Persons, dated as of January 29, 2001 (incorporated herein by reference to Exhibit 1 to Amendment No. 7 to Schedule 13D, filed on January 29, 2001), each of ESL, Limited, Institutional, Investors, Acres, Marion, Blue Macaw and Mr. Lampert may be deemed to beneficially own 29,342,265 Shares (which is approximately 27.22% of the Shares outstanding as of October 15, 2001, as disclosed in the Issuer's Annual Report on Form 10-K for the fiscal year ended August 25, 2001, filed with the SEC on November 16, 2001.).

         (b)

                                                   Sole             Shared              Sole               Shared
                                                  Voting            Voting           Dispositive        Dispositive
                                                  Power              Power              Power              Power
                                              ---------------     ------------     ----------------    ---------------
ESL Partners, L.P.                                14,187,369           0                14,187,369           0
ESL Limited                                        3,149,422           0                 3,149,422           0
ESL Institutional Partners, L.P.                     472,997           0                   472,997           0
ESL Investors, L.L.C.                              1,521,365           0                 1,521,365           0
Acres Partners, L.P.                               8,395,557           0                 8,395,557           0
Marion Partners, L.P.                              1,124,840           0                 1,124,840           0
Blue Macaw Partners, L. P.                           488,350           0                   488,350           0
Edward S. Lampert                                      2,365           0                     2,365           0

         (c) Since the most recent filing on Schedule 13D, the only transactions in the Shares by Mr. Lampert were an additional 441 Shares issued to Mr. Lampert pursuant to Mr. Lampert's role as a director of the Issuer since December 9, 1999, and pursuant to the Issuer's director compensation plan. Since the most recent filing on Schedule 13D, there have been no other transactions in the Shares by any of the Filing Persons, other than as set forth in this Item 5 and in Schedule A attached hereto and incorporated herein by reference.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: December 6, 2001

                                            ESL PARTNERS, L.P.

                                            By:  RBS Partners, L.P., its general
                                                 partner
                                            By:  ESL Investments, Inc., its
                                                 general partner


                                                 By: /s/ Edward S. Lampert
                                                     ---------------------------
                                                            Edward S. Lampert
                                                            Chairman

                                            ESL LIMITED

                                            By:  ESL Investment Management, LLC,
                                                 its investment manager


                                                 By: /s/ Edward S. Lampert
                                                     ---------------------------
                                                            Edward S. Lampert
                                                            Managing Member

                                            ESL INSTITUTIONAL PARTNERS, L.P.

                                            By:  RBS Investment Management, LLC,
                                                 its general partner


                                                 By: /s/ Edward S. Lampert
                                                     ---------------------------
                                                            Edward S. Lampert
                                                            Managing Member

                                            ESL INVESTORS, L.L.C.

                                            By:  RBS Partners, L.P., its manager
                                            By:  ESL Investments, Inc., its
                                                 general partner


                                                  By: /s/ Edward S. Lampert
                                                      --------------------------
                                                             Edward S. Lampert
                                                             Chairman

                                            ACRES PARTNERS, L.P.

                                            By:  ESL Investments, Inc., its
                                                 general partner


                                                  By: /s/ Edward S. Lampert
                                                      --------------------------
                                                             Edward S. Lampert
                                                             Chairman


                                            MARION PARTNERS, L.P.

                                            By:  ESL Investments, Inc., its
                                                 general partner


                                                  By: /s/ Edward S. Lampert
                                                      --------------------------
                                                             Edward S. Lampert
                                                             Chairman


                                            BLUE MACAW PARTNERS, L.P.

                                            By:  ESL Investments, Inc., its
                                                 general partner


                                                 By: /s/ Edward S. Lampert
                                                     ---------------------------
                                                            Edward S. Lampert
                                                            Chairman



                                            /s/ Edward S. Lampert
                                            ------------------------------------
                                            EDWARD S. LAMPERT

                                   SCHEDULE A

              TRANSACTIONS IN THE SHARES IN THE PAST SIXTY DAYS OR
                  SINCE THE MOST RECENT FILING OF SCHEDULE 13D

IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY ESL WERE:

                                                   Shares              Price
                       Date of Sale                Sold              Per Share
                       ------------                ------            ---------
                         12/06/01                  581,650           $77.6645



IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY LIMITED WERE:

                                                   Shares              Price
                       Date of Sale                Sold              Per Share
                       ------------                ------            ---------
                         12/06/01                 330,577             $77.6645



IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY INSTITUTIONAL WERE:

                                                   Shares              Price
                       Date of Sale                Sold              Per Share
                       ------------                ------            ---------
                         12/06/01                  32,560             $77.6645


IN THE PAST 60 DAYS OR SINCE THE MOST RECENT FILING OF SCHEDULE 13D BY THE FILING PERSONS, THE ONLY TRANSACTIONS IN THE SHARES BY ACRES WERE:

                                                   Shares              Price
                       Date of Sale                Sold              Per Share
                       ------------                ------            ---------
                         12/06/01                  400,213             $77.6645